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SEC FILE NUMBER
8-71091

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Moonfare Securities USA, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

12th E 49th Street, Floor 11
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Emily Abbruzzese	516-858-4766	emily@mavenstrategic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Road NE Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

05/05/2009	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Mekalia Reid_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Moonfare Securities USA, LLC_____, as of __12/31_____, 2 _025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _*Mekalia Reid*_____

Title: __Chief Compliance Officer_____

_____
Notary Public

This filing** contains (check all applicable boxes):

- ◼ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ◼ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ◼ (d) Statement of cash flows.
- ◼ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ◼ (g) Notes to consolidated financial statements.
- ◼ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ◼ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ◼ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ◼ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ◼ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ◼ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ◼ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Moonfare Securities USA, LLC
Financial Statements
For the Year Ended December 31, 2025
With
Report of Independent Registered Public
Accounting Firm

Moonfare Securities USA, LLC
Table of Contents
December 31, 2025

Page(s)

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Moonfare Securities USA, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Moonfare Securities USA, LLC (the "Company") as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2024.

March 31, 2026
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

Moonfare Securities USA, LLC
Statement of Financial Condition
As of December 31, 2025

Assets
Cash	$	416,671
Prepaid expenses and other assets		26,260
Due from related parties		108,366
Total assets	$	551,297

Liabilities and Member's Equity

Liabilities
Due to related party	$	296,167
Accounts payable and accrued expenses		18,350
Total liabilities		314,517

Member's Equity		236,780
Total liabilities and member's equity	$	551,297

Moonfare Securities USA, LLC
Statement of Operations
For the Year Ended December 31, 2025

Revenues

Private placement fees - related parties	$	64,067
Forgiveness of indebtedness - related party		400,000
Total revenues		464,067

Expenses

Compensation and benefits		264,345
Professional fees		74,908
Occupancy		15,416
Other		44,347
Total expenses		399,016
Net income	$	65,051

Moonfare Securities USA, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2025

Balance - January 1, 2025, as previously reported	$	153,936
Adjustment to reflect placement fee revenue in prior year		17,793
Balance - January 1, 2025, as adjusted		171,729
Net income		65,051
Balance - December 31, 2025	$	236,780

Moonfare Securities USA, LLC
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flows from operating activities

Net income	$	65,051
Items which do not affect cash:		
Adjustment to reflect placement fee revenue in prior year		17,793
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in assets and liabilities:		
Due from related parties		(81,860)
Prepaid expenses and other assets		2,660
Due to related party		(89,325)
Accounts payable and accrued expenses		(13,248)
Net cash used in operating activities		(98,929)
Net decrease in cash		(98,929)
Cash, beginning of year		515,600
Cash, end of year	$	416,671

Moonfare Securities USA, LLC
Notes to the Financial Statements
For the Year Ended December 31, 2025

1. Description of Business and Organization

Moonfare Securities USA, LLC (the "Company"), is a member of the Financial Industry Regulatory Authority (FINRA) and is a registered broker dealer with the Securities and Exchange Commission ("SEC") since January 4, 2024. The Company primarily acts as a placement agent selling securities for affiliated entities. The Company was organized under the laws of the state of Delaware in October 2021 and is wholly owned by Moonfare USA Holdings, LLC (the "Member"). The Member is primarily owned by Moonfare GmBH, a German limited liability company. As the Company is a limited liability company, the Member's liability is limited to its investment.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains its bank account at a high credit quality financial institution. At times, the balance may exceed federally insured limits. Management does not believe the Company is exposed to any significant credit risk from balances in excess of federally insured limits.

Income Taxes

The Company is a disregarded entity for federal income tax reporting purposes. Accordingly, the Company does not file a separate income tax return. The income or losses of the Company flow through to and are taxable to the Member. Therefore, no income taxes are recorded in the accompanying financial statements.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification 740-10, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Revenue Recognition

Revenue from contracts with customers includes private placement services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress

under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company earns placement fees by soliciting for and referring qualified prospective investors to private investment funds. The Company may receive placement fees upfront as well as over time. The Company believes its performance obligation is the solicitation and referral of investors which is fulfilled when the investor purchases an interest in a fund (trade date). Any fixed amounts are recognized on the trade date. Variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, since the uncertainty is dependent on the length of time an investor remains in the fund, which is highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the investors' activities are known, which are usually monthly.

3. **Net Capital Requirements**

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $102,154 which was $81,186 in excess of its required minimum net capital of $20,968. The Company's ratio of aggregate indebtedness to net capital was 3.08 to 1.00 as of December 31, 2025.

4. **Related Party Transactions**

The Company has an expense sharing agreement with a sister company. Under the terms of the agreement, the Company is allocated compensation, benefits, occupancy, office supplies, and certain utilities based on the estimated time spent or estimate usage by the Company by individuals employed by the sister company. Allocated expenses amounted to approximately $288,761 for the year ended December 31, 2025. Approximately $274,253 of the balance due to related party on the accompanying statement of financial condition arose from this agreement. The sister company forgave receivables from the Company in the aggregate amount of $400,000 which arose from expenses allocated to the Company under the expense sharing agreement during a portion of the current year as well as the prior year with such forgiveness reflected by the Company as forgiveness of indebtedness revenues in the accompanying statement of operations. In addition, the sister company at times pays operating expenses on behalf of the Company for which it subsequently seeks reimbursement. Approximately $21,914 of the balance due to related party as of December 31, 2025 arises from operating expenses paid by the sister company on the Company's behalf that have yet to be reimbursed.

The Company has placement agent agreements with two separate sister companies who act as managers for certain private investment funds. The Company earned approximately $65,051 in placement agent fees in accordance with these agreements during the year ended December 31, 2025. The balance due from related parties on the accompanying statement of financial condition arose from these agreements.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if these related party transactions did not exist.

5. **Contingencies**

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2025.

6. **Subsequent Events**

Subsequent events were evaluated through the date the financial statements were issued.

7. **Segment Reporting**

The Company has one reportable segment: providing private placement services. The Company has identified its Chief Compliance Officer as the chief operating decision maker ("CODM"), who uses net income or loss to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

Supplemental Schedules

Moonfare Securities USA, LLC
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2025 **Schedule I**

Total Member's Equity	$	236,780
Deductions and/or charges for non-allowable assets:		
Prepaid expenses and other assets		26,260
Due from related parties		108,366
Net Capital before Haircuts		102,154
Haircuts		-
Net Capital	$	102,154
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	20,968
Excess Net Capital	$	81,186
Computation of Aggregate Indebtedness		
Total Aggregate indebtedness	$	314,517
Ratio of aggregate indebtedness to net capital		3.08 to 1.00

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2025.

There is no significant difference between the above computation of net capital and the Company's corresponding net capital as reported in Part IIA of Form X-17A-5, as amended, as of December 31, 2025.

Moonfare Securities USA, LLC
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2025   **Schedule II**

The Company does not claim exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

Moonfare Securities USA, LLC
Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2025 — Schedule III

The Company does not claim exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Moonfare Securities USA, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Moonfare Securities USA, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, (2) Moonfare Securities USA, LLC stated that it conducted business activities involving the private placement of securities throughout the year ended December 31, 2025, without exception, and (3) Moonfare Securities USA, LLC stated that Moonfare Securities USA, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. Moonfare Securities USA, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Moonfare Securities USA, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

March 31, 2026
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC



Moonfare

Moonfare Securities USA LLC
12 E 49th Street
New York, NY 10017

MOONFARE SECURITIES USA LLC'S EXEMPTION REPORT

We, as members of management of Moonfare Securities USA, LLC (the "Company"), are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii)) but also (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff's FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducted business activities involving the private placement of securities throughout the period ended December 31, 2025, without exception.

3. The Company met the identified conditions for such reliance throughout the period January 1, 2025, to December 31, 2025, without exception.

Sincerely,

M. Reid

Mekalia Reid
Chief Compliance Officer
March 9, 2026